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THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 101(d) OF
REGULATION S-T

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                              Simtek Corporation
                              ------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  829204-10-6
                                  -----------
                                (CUSIP Number)


                 Sparks Willson Borges Brandt & Johnson, P.C.
                 --------------------------------------------
                          128 South Tejon, Suite 304
                          --------------------------
                              Post Office Box 678
                              -------------------
                          Colorado Springs, CO 80901
                          --------------------------
                                (719) 475-0097
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    5/9/00
                                   ---------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.
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CUSIP No.      829204-10-6
         -------------------------

1  Name of Reporting Person

   Hugh N. Chapman

2  Check the Appropriate Box if a Member of a Group
     a _____
               N/A
     b _____

3  SEC USE ONLY

4  Source of Funds *

           00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) __

   N/A

6  Citizenship or Place of Organization

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  Sole Voting Power:           3,000,000/1/

8  Shared Voting Power:         0

9  Sole Dispositive Power:      3,000,000/2/

10 Shared Dispositive Power:    0

______________________

/1/ 300,000 of such 3,000,000 shares are being held in escrow by the Company for a period of one year, commencing May 9, 2000, to secure the Reporting Person's indemnification obligations with respect to the Reporting Person's representations and warranties in the Share Exchange Agreement through which the Reporting Person acquired such shares.

/2/ 300,000 of such 3,000,000 shares are being held in escrow by the Company for a period of one year, commencing May 9, 2000, to secure the Reporting Person's indemnification obligations with respect to the Reporting Person's representations and warranties in the Share Exchange Agreement through which the Reporting Person acquired such shares.

11 Aggregate Amount Beneficially Owned by Each Reporting Person:   3,000,000

12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * _ N/A

13 Percent of Class Represented by Amount in Row (11):  7.84 %

14 Type of Reporting Person *

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.ITEM 1:
       SECURITY AND ISSUER

     This Schedule relates to the acquisition (the "Acquisition") of beneficial ownership of Common Stock, $.01 par value per share, of Simtek Corporation (hereinafter the "Company"), whose principal place of business is located at 1465 Kelly Johnson Blvd., Suite 301, Colorado Springs, CO 80920. The names and addresses of the Company's principal executive officers are:

     Douglas M. Mitchell: Chief Executive Officer, President and Chief
                          Financial Officer (acting)

                          1465 Kelly Johnson Blvd., Suite 301, Colorado Springs, CO 80920


ITEM 2:  IDENTITY AND BACKGROUND OF REPORTING PERSON

     a.   Name--Hugh N. Chapman

     b.   Residence address--4785 Rustler Ct., Colorado Springs, Colorado 80918

     c. Occupation--The Reporting Person was the president of Integrated Logic Systems, Inc., a Colorado corporation ("ILSI"). ILSI is a semi-conductor manufacturing company located at 4750 Edison Avenue, Colorado Springs, CO 80915. Upon the closing of the Acquisition on May 9, 2000, the Reporting Person resigned as an officer and director of ILSI and became an employee of the Company.

     d. During the past five years, the Reporting Person has not been convicted in any criminal proceeding.

     e. During the past five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction
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          resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws.

     f.   The Reporting Person is a citizen of the United States of America.


Item 3:  SOURCE OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person exchanged 100% of the outstanding shares ILSI which were the personal property of the Reporting Person, for 3,000,000 shares of the Common Stock the Company. The Company is holding 300,000 of such 3,000,000 shares in escrow for a period of one year, commencing May 9, 2000, to secure the Reporting Person's indemnification obligations with respect to the Reporting Person's representations and warranties in the Share Exchange Agreement through which the Reporting Person acquired such shares.


Item 4:  PURPOSE OF TRANSACTION

     The ownership of the shares which is the subject of this Schedule was acquired by the Reporting Person in connection with the exchange of the shares of ILSI, which were wholly owned by the Reporting Person. The Reporting Person intends to sell up to 1,500,000 shares of the Common Stock of the Company following the registration of such shares by the Company on a Form SB-2. The Company has agreed to issue options to the Reporting Person to purchase up to 200,000 shares of the Common Stock of the Company. As an employee of the Company, the Reporting Person may, from time to time, receive additional shares of the Company through stock option or other compensation plans.
Notwithstanding the Reporting Person's intent to sell 1,500,000 shares of the Common Stock of the Company following registration of such shares, the Reporting Person has no plan to effect any transaction which would have the effect of, or result in, any of the following:

     a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company (other than as disclosed above); provided, however that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, the Reporting Person is deemed to beneficially own 3,000,000 shares of Common Stock of the Company. The Company is holding 300,000 of such 3,000,000 shares in escrow for a period of one year, commencing May 9, 2000, to secure the Reporting Person's indemnification obligations with respect to the Reporting Person's representations and warranties in the Share Exchange Agreement through which the Reporting Person acquired such shares. The Reporting Person's beneficial ownership represents 7.84% of the issued and outstanding Common Stock of the Company as of the date of this Schedule. The Company has agreed to issue options to the Reporting Person to purchase up to 200,000 shares of the Common Stock of the Company.

     b. The Reporting Person has the sole power to vote and dispose of 3,000,000 shares of Common Stock of the Company. The Company is holding 300,000 of such 3,000,000 shares in escrow for a period of one year, commencing May 9, 2000, to secure the Reporting Person's indemnification obligations with respect to the Reporting Person's representations and warranties in the Share Exchange Agreement through which the Reporting Person acquired such shares.

     c.  Not applicable.

     d.   Not applicable.

     e.   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Share Exchange Agreement whereby the Reporting Person exchanged 100% of the outstanding shares of ILSI, for the 3,000,000 shares of the Common Stock of the Company reported herein, the Reporting Person is obligated to deliver to the Company 300,000 (10%) of such 3,000,000 shares, to be held in escrow for one year as security against any breach of the representations and warranties made by the Reporting Person in the Share Exchange Agreement. As the conclusion of the escrow period, the shares shall be returned to the Reporting Person provided there has been no determination of a breach of the warranties and representations. If there is a determination of a breach, the Share Exchange Agreement provides mechanisms whereby some or all of the escrowed shares may be transferred to the Company.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

     Share Exchange Agreement


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



/s/ Hugh N. Chapman                                    Date: May __, 2000
-------------------------------------------------------      ------------
Hugh N. Chapman